Oppenheimer Zero Coupon
                             U.S. Treasuries Trust
                                   Series C
                     Annual Report dated December 31, 1993

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series C
Independent Auditors' Report
- ---------------------------------------------------------------------------

We have audited the accompanying statements of condition, including the related portfolios of the 1997 Series and the 2007 Series of the Oppenheimer Zero Coupon U.S. Treasuries Trust, Series C, as of December 31, 1993 and the related statements of operations and changes in net assets for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We  conducted  our  audits  in  accordance  with  generally  accepted  auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1993 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Oppenheimer Zero Coupon U.S. Treasuries Trust, Series C at December 31, 1993 and the results of its operations and changes in its net assets, for the above stated periods, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE
Denver, Colorado
February 8, 1994

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series C
Statements of Condition as of December 31, 1993

- -------------------------------------------------------------------------------------------------------------------------------
                                                                                            1997                         2007
                                                                                           Series                      Series
- -------------------------------------------------------------------------------------------------------------------------------
Trust Property
Investment in marketable securities(see Portfolios) - Note 1  . . . . .                  $3,431,363                  $  627,624
Cash. . .   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                       3,564                         544
Accrued interest receivable . . . . . . . . . . . . . . . . . . . . . .                         231                         577
                                                                                         ----------                  ----------
          Total trust property  . . . . . . . . . . . . . . . . . . . .                   3,435,158                     628,745
Less Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . .                       3,795                       1,121
                                                                                         ----------                  ----------
Net Assets - Note 2 . . . . . . . . . . . . . . . . . . . . . . . . . .                  $3,431,363                  $  627,624
                                                                                         ==========                  ==========

Units Outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . .                   4,105,325                   1,477,056
                                                                                         ==========                  ==========

Unit Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  $   .83583                  $   .42492
                                                                                         ==========                  ==========

See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series C
Statements of Operations
For the Years Ended December 31, 1993, 1992 and 1991

- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                               1997 Series
                                                                                                  -----------------------------
                                                                                         1993             1992            1991
- -------------------------------------------------------------------------------------------------------------------------------
Investment Income:
Interest Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  1,831         $  2,221          $  2,361
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . . .      253,557          277,506           313,937
Trustee's fees and expenses - Note 3  . . . . . . . . . . . . . . . . . . . . .       (1,831)          (2,221)           (2,361)
                                                                                    --------         --------          --------

Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      253,557          277,506           313,937
Realized and Unrealized Gain (Loss) on Investments
Realized gain on securities transactions  . . . . . . . . . . . . . . . . . . .       39,770          112,227            99,494
Net change in unrealized appreciation of investments  . . . . . . . . . . . . .       47,606         (108,286)          240,300
                                                                                    --------         --------          --------

Net gain (loss) on investments  . . . . . . . . . . . . . . . . . . . . . . . .       87,376            3,941           339,794
                                                                                    --------         --------          --------
Net Increase in Net Assets Resulting from Operations  . . . . . . . . . . . . .     $340,933         $281,447          $653,731
                                                                                    ========         ========          ========

                                                                                                               2007 Series
                                                                                                  -----------------------------
                                                                                         1993             1992            1991
- -------------------------------------------------------------------------------------------------------------------------------
Investment Income:
Interest Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $    668         $    765          $  1,101
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . . .       39,285           53,213            63,411
Trustee's fees and expenses - Note 3  . . . . . . . . . . . . . . . . . . . . .         (668)            (765)           (1,101)
                                                                                    --------         --------          --------
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       39,285           53,213            63,411
Realized and Unrealized Gain (Loss) on Investments
Realized gain on securities transactions  . . . . . . . . . . . . . . . . . . .       14,716           61,945            36,618
Net change in unrealized appreciation of investments  . . . . . . . . . . . . .       68,738          (40,568)           56,377
                                                                                    --------         --------          --------

Net gain (loss) on Investments  . . . . . . . . . . . . . . . . . . . . . . . .       83,454           21,377            92,995
                                                                                    --------         --------          --------
Net Increase in Net Assets Resulting From Operations  . . . . . . . . . . . . .     $122,739         $ 74,590          $156,406
                                                                                    ========         ========          ========

See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series C
Statements of Changes in Net Assets
For the Years Ended December 31, 1993, 1992 and 1991

- ------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1997 Series
                                                                                          ------------------------------------
                                                                                       1993             1992              1991
- ------------------------------------------------------------------------------------------------------------------------------
Operations:
   Net investment income  . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  253,557       $  277,506       $  313,937
   Realized gain on securities transactions   . . . . . . . . . . . . . . . . .       39,770          112,227           99,494
   Net unrealized appreciation (depreciation) of investments  . . . . . . . . .       47,606         (108,286)         240,300
                                                                                  ----------       ----------       ----------

   Net increase in net assets resulting from operations   . . . . . . . . . . .      340,933          281,447          653,731
Capital Share Transactions - Note 4
   Issuance of Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            -          258,765            2,784
   Redemption of Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (257,107)        (870,181)        (994,594)
                                                                                  ----------       ----------        ----------

   Net increase (decrease) in Net Assets  . . . . . . . . . . . . . . . . . . .       83,826         (329,969)        (338,079)
Net Assets:
   Beginning of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3,347,537        3,677,506        4,015,585
                                                                                  ----------       ----------       ----------
   End of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $3,431,363       $3,347,537       $3,677,506
                                                                                  ==========       ==========       ==========

                                                                                                    2007 Series
                                                                                           -----------------------------------
                                                                                      1993             1992              1991
- ------------------------------------------------------------------------------------------------------------------------------
Operations:
   Net investment income  . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 39,285         $ 53,213         $ 63,411
   Realized gain on securities transactions   . . . . . . . . . . . . . . . . .       14,716           61,945           36,618
   Net unrealized appreciation (depreciation) of investments  . . . . . . . . .       68,738          (40,568)          56,377
                                                                                    --------         --------         --------
   Net increase in net assets resulting from operations   . . . . . . . . . . .      122,739           74,590          156,406

Capital Share Transactions - Note 4
   Issuance of Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            -                -                -
   Redemption of Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (51,373)        (259,463)        (209,217)
                                                                                    --------         --------         --------
  Net increase (decrease) in Net Assets . . . . . . . . . . . . . . . . . . . .       71,366         (184,873)         (52,811)
Net Assets:
   Beginning of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      556,258          741,131          793,942
                                                                                    --------         --------         --------
   End of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $627,624         $556,258         $741,131
                                                                                    ========         ========         ========

See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series C
Notes to Financial Statements
For the Years Ended December 31, 1993, 1992 and 1991
- ---------------------------------------------------------------------------

1. Significant Accounting Policies

The Fund is registered under the Investment Company Act of 1940 as a unit investment trust. Units of the Fund are sold only to separate investment accounts of life insurance companies to fund variable life insurance policies. The Fund's Sponsor is Oppenheimer Funds Distributor, Inc. The following is a summary of significant accounting policies consistently followed by the Fund. The policies are in conformity with generally accepted accounting principles.

(a) Securities are stated at value as determined by the Evaluator based on bid side evaluations for the securities.

(b) Cost of securities has been adjusted to include the accretion of original issue discount on the Stripped Treasury Securities.

2. Net Capital

                                                                                                   December 31,
                                                                                    -------------------------------------------
                                                                                      1993             1992              1991
                                                                                      ----             ----              ----
1997 Series
- -----------
Cost of 4,105,325, 4,437,373, and 5,277,556 Units,
  respectively  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $1,964,823       $2,101,741       $2,345,310
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        22,692           24,625           31,669
                                                                                   ----------       ----------       ----------
Net amount applicable to certificateholders . . . . . . . . . . . . . . . . . .     1,942,131        2,077,116        2,313,641
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . . .     1,045,542          874,337          859,495
Net unrealized appreciation of investments  . . . . . . . . . . . . . . . . . .       443,690          396,084          504,370
                                                                                    ---------       ----------       ----------
Net capital applicable to certificateholders  . . . . . . . . . . . . . . . . .    $3,431,363       $3,347,537       $3,677,506
                                                                                   ==========       ==========       ==========

2007 Series
- -----------
Cost of 1,477,056, 1,612,704, and 2,366,304 Units,
  respectively  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  326,201       $  350,409       $  486,117
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,944            2,853            6,733
                                                                                   ----------       ----------       ----------
Net amount applicable to certificateholders . . . . . . . . . . . . . . . . . .       324,257          347,556          479,384
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . . .       164,282          138,355          150,832
Net unrealized appreciation of investments  . . . . . . . . . . . . . . . . . .       139,085           70,347          110,915
                                                                                   ----------       ----------        ----------
Net capital applicable to certificateholders  . . . . . . . . . . . . . . . . .    $  627,624       $  556,258       $  741,131
                                                                                   ==========       ==========       ==========

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series C
Notes to Financial Statements
For the Years Ended December 31, 1993, 1992 and 1991 (Concluded)
- ---------------------------------------------------------------------------

3. Expenses
Trustee's fees and other expenses incurred by the Fund are limited to the amount of income generated by the Interest Bearing Treasury Securities in each Series. Any excess expenses are assumed by the Sponsor.

4. Capital Share Transactions

Issuance
Additional Units were issued by the Fund during the periods ended December 31, 1993, 1992 and 1991 as follows:

                                                                                       1993             1992              1991
                                                                                       ----             ----              ----
       1997   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -             367,266             2,878
       2007   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -                   -                -

Redemption
During 1993, 1992 and 1991, the Sponsor elected to redeem Units of the Fund as follows:

                                                                                       1993             1992              1991
                                                                                       ----             ----              ----
     1997   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       332,048        1,207,449         1,599,868
     2007   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       135,648          753,600           718,432

The total proceeds were remitted to the Sponsor.

5. Income Taxes
All income received, accretion of original issue discount, expenses paid, and realized gains and losses on securities sold are attributable to the holder, on a pro rata basis, for Federal income tax purposes in accordance with the grantor trust rules of the Internal Revenue Code.

At December 31, 1993, the cost of investment securities for Federal income tax purposes was approximately equivalent to the adjusted cost as shown in each Series' portfolio.

6. Distributions
It is anticipated that each Series will not make any distributions until the first business day following the maturity of its holding in the Stripped Treasury Securities which are non-interest bearing.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series C
Portfolios as of December 31, 1993

- -------------------------------------------------------------------------------------------------------------------------------
Series No. and                                    Coupon                                Face          Adjusted
Title of Securities                               Rates          Maturities            Amount         Cost (+)        Value (*)
- -------------------------------------------------------------------------------------------------------------------------------
1997 Series
- -----------
   Stripped Treasury Securities   . . . . . .         0%            8-15-97        $4,080,000       $2,962,463       $3,404,226
   U.S. Treasury Notes  . . . . . . . . . . .      7.25%           11-15-96            25,325           25,210           27,137
                                                                                   ----------       ----------       ----------
     Total  . . . . . . . . . . . . . . . . .                                      $4,105,325       $2,987,673       $3,431,363
                                                                                   ==========       ==========       ==========

2007 Series
- -----------
   Stripped Treasury Securities   . . . . . .         0%            2-15-07        $1,470,000       $  480,706       $  618,522
   U.S. Treasury Notes  . . . . . . . . . . .     9.375%            2-15-06             7,056            7,833            9,102
                                                                                   ----------       ----------       ----------

     Total  . . . . . . . . . . . . . . . . .                                      $1,477,056       $  488,539       $  627,624
                                                                                   ==========       ==========       ==========

- -------------------------
(+) See Notes to Financial Statements.
(*) The aggregate values based on offering side evaluations at December 31, 1993 were as follows:

                       Series                                      Amount
                       ------                                      ------
                         1997 . . . . . . . . . . . . .          $3,436,185
                         2007 . . . . . . . . . . . . .             630,775

See Notes to Financial Statements.

Investment Summary of Series C+
As of December 31, 1993
- ---------------------------------------------------------------------------

Series C is a series unit investment trust consisting of two separate series, each with its own portfolio. These are the 1997 Series and the 2007 Series, designated for the maturities of their underlying Portfolios (see Portfolios herein).

                                                                                                      1997              2007
                                                                                                     Series           Series
- --------------------------------------------------------------------------------------------------------------------------------
Face Amount of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 4,105,325       $ 1,477,056
Number of Units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           4,105,325         1,477,056
Fractional Undivided Interest in Fund Represented by Each Unit  . . . . . . . . . . . .         1/4,105,325 th    1/1,477,056 th
Offering Price per 1,000 Units***
     Aggregate offering side evaluation of Securities in Fund*  . . . . . . . . . . . .         $ 3,436,185.00    $   630,775.00
                                                                                                --------------    --------------

     Divided by number of Units times 1,000 . . . . . . . . . . . . . . . . . . . . . .         $       837.01    $       427.05
     Plus the applicable transaction charge** . . . . . . . . . . . . . . . . . . . . .                   6.28              7.47
                                                                                                --------------    --------------
     Offering Price per 1,000 Units . . . . . . . . . . . . . . . . . . . . . . . . . .         $       843.29    $       434.52
                                                                                                ==============    ==============

Sponsor's Repurchase Price Per 1,000 Units (based on offering side evaluation of
  underlying Securities)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $       837.01    $       427.05
Redemption Price Per 1,000 Units (based on bid side evaluation of underlying
  Securities)**** . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $       835.83    $       424.92
Calculation of Estimated Net Annual Interest Income per 1,000 Units Received in
  Cash by the Fund
     Gross annual income per 1,000 Units  . . . . . . . . . . . . . . . . . . . . . . .         $         0.45    $         0.45
     Less estimated annual expense per 1,000 Units  . . . . . . . . . . . . . . . . . .                   0.45              0.45
                                                                                                --------------    --------------
     Net annual income per 1,000 Units  . . . . . . . . . . . . . . . . . . . . . . . .         $         0.00    $         0.00
                                                                                                ==============    ==============
Distributions
   Distributions will be made on the first business day following the maturity of each
     Security in a Series to holders of record on the business day immediately preceding the date of such distribution.
Trustee's Annual Fee
   Per $1,000 face amount of underlying Securities (see Expenses and Charges)   . . . .         $         0.35    $         0.35
Evaluator's Fee for Each Evaluation
   $.35 for each issue of underlying Securities.
     Treating separate maturities as separate issues.
Evaluation Time
   3:30 P.M. New York Time
Mandatory Termination Date
   January 1, 2037
Minimum Value of Fund
   Trust Indenture may be terminated with respect to any Series if the value of that
     Series is less than 40% of the face amount of Securities.

- -------------------------
   +  The Indenture was signed and the initial deposit was made as of April 21, 1987.
   *  The aggregate offering  side evaluation of the obligations is determined by the Evaluator on the  basis of current offering prices for the obligations.
  **  The transaction charges  currently applicable  to the 1997  Series and the  2007 Series, are  .75% and  1.75% of their respective Offering Prices per 1,000 Units (.756% and 1.781%, respectively, of the net amount invested in Securities).
 ***  These  figures are computed  by dividing the  aggregate offering  side evaluation of  the underlying Securities  in the particular Series (the price at which they could be  purchased directly by the public if they were  available) by the number of Units  of the Series outstanding,  multiplying the  result  times 1,000  and  adding the  applicable  transaction charge as  described  in the  preceding footnote.  These figures assume a purchase of 1,000 Units.  The price of  a single Unit, or any  multiple thereof, is calculated by dividing the Offering Price per 1,000 Units above by 1,000 and multiplying by the number of Units.
****  Figures shown are  $7.46 and  $9.60 less then  the Offering Price  per 1,000 Units  and $1.18  and $2.13 less  than the
      Sponsor's Repurchase Price per 1,000 Units, with respect to the 1997 Series and the 2007 Series respectively.